U.S. Bank Global Fund Services
615 E. Michigan Street
Milwaukee, WI 53202

August 14, 2020

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

RE: Buffalo Funds (The “Trust”)
Securities Act Registration No. File No.: 333-56018
Investment Company Act Registration No. 811-10303

Dear Sir or Madam:

Pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”), the Trust hereby submits Post-Effective Amendment No. 62 to the Trust’s Registration Statement for the purpose of notifying shareholders of changes to the name and principal investment strategies of the Buffalo Emerging Opportunities Fund.

Pursuant to Rule 485(a)(1), the Company anticipates that this filing shall become effective October 15, 2020 or as soon as possible thereafter. On or before the effective date, the Trust will file another Post-Effective Amendment to its Registration Statement under Rule 485(b) of the 1933 Act to be effective not earlier than the effective date of this Amendment. The purpose of that filing will be to incorporate any comments made by the Staff on this Amendment, to update financial information and file updated exhibits to the Registration Statement.

If you have any questions or require further information, do not hesitate to contact the undersigned at (414) 765-6115.

Sincerely yours,

/s/ Adam W. Smith

Adam W. Smith
for U.S. Bank Global Fund Services

Enclosures